Exhibit 16.1

August 3, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for SmarTire Systems Inc. (the Company) and, under the date of September 16, 2005, except for note 21(b) which is as of September 23, 2005, and note 1 which is as of June 30, 2006, we reported on the consolidated financial statements of the Company as of and for the years ended July 31, 2005 and 2004. On July 14, 2006, we resigned as principal accountants of the Company at the request of the Company. We have read Item 4.01 of Form 8-K dated August 3, 2006, of SmarTire Systems Inc. and are in agreement with the statements contained under the heading Item 4.01(a) Previous Independent Accountants in the first sentence of paragraph (i) and in paragraphs (ii) and (iii) therein. We are not in a position to agree or disagree with other statements of the registrant contained therein.

/s/ KPMG LLP